July 20, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Anthera Pharmaceuticals, Inc.
Request for Withdrawal on Form RW Pursuant to Rule 477 of the United States Securities Act of 1933, as amended, of the Registration Statement on Form S-3 Filed on March 6, 2018 (File No. 333-223474).

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Anthera Pharmaceuticals, Inc.(the “Registrant”) hereby applies to the Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of the Registration Statement on Form S-3 filed on March 6, 2018 (File No. 333-223474) of the Registrant, together with all exhibits thereto (the “Registration Statement”). The Registration Statement was declared effective on March 27, 2018.

The Registrant has previously filed a Form 25 on July 17, 2018 to delist its common stock, par value $0.001 per share (“Common Stock”) from the NASDAQ Stock Market and terminate the registration of the Common Stock under Section 12(b) of the Exchange Act. The Registrant intends to file a Form 15 to suspend its SEC reporting obligations under Section 15(d) of the Exchange Act pursuant to Exchange Act Rule 12h-3(b)(1)(i). The board of directors of the Registrant and management have determined that all of the outstanding Common Stock is held of record by fewer than 300 persons as defined by Exchange Act Rule 12g5-1.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (510) 856-5584.

Sincerely,

/s/ May Liu

Senior Vice President, Finance and Administration

(Principal Accounting and Financial Officer)

Anthera Pharmaceuticals, Inc. • 25801 Industrial Boulevard, Suite B • Hayward, CA 94545

P : 510-856-5600 • F : 510-856-5597 • www.anthera.com